Exhibit (d)(3)

Amendment No. 1 to Multiple Class Plan

WHEREAS, a Multiple Class Plan (the “Plan”) has been adopted by SharesPost 100 Fund (the “Fund”); and

WHEREAS, the Fund desires to amend Appendix A thereto as of June __, 2021;

NOW THEREFORE, the Fund hereby replaces the existing Appendix A of the Plan with the Appendix A attached hereto, effective as of the date written above.

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APPENDIX A

Classes as of February 23, 2021

Share Class Features*
Share Classes	Shareholder Servicing Fee	Distribution Fee	Front-End Sales Charge	Early Withdrawal Charge
A	x		x
L	x	x	x
I	x

* The features and expenses of each share class are described in further detail in the Fund’s Prospectus.